UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                Final Amendment
                                       to
                                    Schedule

                                     13E-4

                         ISSUER TENDER OFFER STATEMENT

                        (Pursuant to Section 13(e)(1) of
                      the Securities Exchange Act of 1934)

                           C&F FINANCIAL CORPORATION
                  (Name of Issuer and Person Filing Statement)

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                  12466Q-10-4
                     (CUSIP Number of Class of Securities)


                     Larry G. Dillon                                            With Copies to:
                        President                                               Hugh B. Wellons
                C&F Financial Corporation                                   Mays & Valentine, L.L.P.
                 Eighth and Main Streets                                         P. O. Box 1122
                   West Point, VA 23181                                     Richmond, VA 23218-1122
                      (804) 843-2360
      (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications
      on Behalf of the Person Filing the Statement)


                                 March 3, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

This Final Amendment amends and supplements the Issuer Tender Offer Statement on
Schedule 13E-4 (the "Statement"), dated March 3, 1997 filed by C&F Financial Corporation, a Virginia corporation (the "Company"), relating to the Company's offer to purchase up to 210,000 shares of its common stock, $1.00 par value (the "Shares"), at a price, net to the seller in cash, of $21.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, which together constitute the Offer. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement.

Item 1.       Security and Issuer.

The Offer commenced on March 3, 1997, and expired at 5:00 P.M., Eastern Standard Time, on Friday, March 28, 1997. A total of 204,683 Shares have been accepted at a purchase price of $21.00 per share. There was no proration.

On April 1, 1997, the Company issued a press release and filed a Form 8-K with the Securities and Exchange Commission announcing the preliminary results of the Offer, copies of which are filed as Exhibits (a)(7) and (a)(8), respectively, and are incorporated herein by reference.

Item 9.       Material to be Filed as Exhibits.

Item 9 is hereby amended to add the following Exhibits:

99.(a)(7)     Press Release dated April 1, 1997.

99.(a)(8)     Form 8-K dated April 1, 1997.


                                    SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 9, 1997

                                           C&F FINANCIAL CORPORATION


                                           By:    /s/  Larry G. Dillon
                                               --------------------------------
                                                  Larry G. Dillon, President and
                                                    Chief Executive Officer